UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

CUMULUS MEDIA INC.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

231082108

(CUSIP Number)

Lewis W. Dickey, Jr.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
(404) 949-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 231082108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
Lewis W. Dickey, Jr.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		4,573,008
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		10,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		4,573,008
WITH
	10	SHARED DISPOSITIVE POWER
		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,583,008

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13-D

Item 1. Security and Issuer

     This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2002 and amended on October 9, 2002, and relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (“Cumulus Media”). The reporting person herein is filing this Amendment No. 2 in connection with a pro rata distribution of shares of Class A Common Stock by DBBC, LLC, a Georgia limited liability company (“DBBC”) to its members (the “DBBC Distribution”).

     The name and address of the Issuer are as follows:

Name of Issuer	Address
Cumulus Media Inc.	3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305

Item 2. Identity and Background

     (a) This Amendment No. 2 is being filed by Lewis W. Dickey, Jr., referred to as the reporting person.

     (b) The principal business address of the reporting person is as follows:

3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

     (c) Mr. L. Dickey’s principal occupation is serving as the Chairman, President and Chief Executive Officer and a director of Cumulus Media. The principal business address for Cumulus Media Inc. is set forth in Item 1 above.

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. L. Dickey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

     Because the DBBC Distribution was based on Mr. L. Dickey’s interest in DBBC and resulted only in a change in the form of ownership of shares of Cumulus Media common stock, no additional consideration was paid by Mr. L. Dickey to acquire such shares.

Item 4. Purpose of Transaction

     The purpose of the DBBC Distribution was to allow for direct ownership of Cumulus Media common stock by its members of DBBC rather than indirect beneficial ownership through the limited liability company.

     Generally, the reporting person has acquired beneficial ownership of the Class A Common Stock solely for the purpose of investment. Other than shares of Class A Common Stock that may be acquired by Mr. L. Dickey pursuant to compensatory plans or arrangements related to his employment by Cumulus Media, the reporting person has no present intent to acquire additional shares of Class A Common Stock, whether in the open market or in privately negotiated transactions. The reporting person intends to review continuously his investment in the Class A Common Stock and, depending upon his evaluation of Cumulus Media’s business and prospects, the reporting person may at some future time determine to purchase additional shares of Cumulus Media’s common stock or to dispose of all or a portion of the Cumulus Media’s common stock held by such person.

     Except as otherwise described herein, the reporting person has no plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of Class A Common Stock to which this Amendment No. 2 relates is 4,583,008 shares, representing 8.1% of Cumulus Media’s outstanding shares of Class A Common Stock, as described below.

     Upon completion of the DBBC Distribution, Mr. L. Dickey is deemed to beneficially own 4,583,008 shares of Class A Common Stock as follows:

•	1,272,449 shares of Class A Common Stock directly owned;

•	options to purchase 1,115,998 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC.

     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Mr. L. Dickey would be deemed to beneficially own 4,583,008 shares, or 8.1% of the outstanding shares of Class A Common Stock.

     (b) Mr. L. Dickey has sole voting and dispositive power with respect to all of the shares of Cumulus Media common stock that he directly owns, or has the right to acquire, and, as president and sole manager of DBBC, Mr. L. Dickey is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock deemed to be beneficially owned by DBBC.

     (c) Other than as described below, the reporting person has not had any transactions in the Class A Common Stock during the past 60 days.

     In connection with the DBBC Distribution, John W. Dickey, who is Executive Vice President of Cumulus Media and a member and executive officer of DBBC, but is not a reporting person, received 153,704 shares of Class A Common Stock. In the distribution, Mr. J. Dickey received shares based on his pro rata interests in the entities, so no personal funds were used.

     Also in connection with the DBBC Distribution, Michael W. Dickey and David W. Dickey, each of whom is a member of DBBC but neither of whom is a reporting person, each received 153,704 shares of Class A Common Stock. In each instance, the person received shares based on his pro rata interest in the entities, and no additional consideration was paid to acquire such shares.

     (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Cumulus Media’s Class A Common Stock that are the subject of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The reporting person is party to a Voting Agreement, dated June 30, 1998 which is described in the statement on Schedule 13-D, filed August 29, 2002.

Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q for the period ended September 30, 2001, filed November 14, 2001)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.